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                               June 28, 2022

       Stephen Robertson
       Chief Financial Officer
       Intapp, Inc.
       3101 Park Blvd
       Palo Alto, CA 94306

                                                        Re: Intapp, Inc.
                                                            Form 10-K for the
Year Ended June 30, 2021
                                                            Filed September 15,
2021
                                                            Form 8-K filed May
11, 2022
                                                            File No. 001-40550

       Dear Mr. Robertson:

               We have reviewed your April 4, 2022 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K filed May 11, 2022

       Fourth Quarter and Full Fiscal Year 2022 Outlook, page 3

   1. We note your forward-looking presentation of Non-GAAP Operating Loss and Non-
                                                        GAAP Net loss per
share. Please disclose and state if true that you omitted a
                                                        reconciliation to the
most comparable GAAP measures in reliance on the    unreasonable
                                                        efforts    exception in
Item 10(e)(1)(i)(B) of Regulation S-K. Further identify the
                                                        information that is
unavailable. Although you cited the "uncertainty regarding, and the potential variability
of, the amounts of stock-based compensation expense and
                                                        amortization of
intangible assets that may be incurred in the future" (page 5), it is unclear how estimating these
costs in the near term could require unreasonable efforts. In this regard, we note that
your projected non-GAAP operating loss and non-GAAP net loss per share for your fourth
fiscal quarter account for a significant portion of your full year outlook for those
measures without further explanation by you. Refer to Q&A 102.10 of
 Stephen Robertson
Intapp, Inc.
June 28, 2022
Page 2
         the C&DI on Non-GAAP Financial Measures and Rule 100(a) and (b) of Regulation G.
        You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert
Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding our comment on the financial statements and related matters.



FirstName LastNameStephen Robertson                      Sincerely,
Comapany NameIntapp, Inc.
                                                         Division of
Corporation Finance
June 28, 2022 Page 2                                     Office of Technology
FirstName LastName